Exhibit 99.1

Farmmi to Hold Annual Meeting of Shareholders on July 27, 2019

LISHUI, China, May 28, 2019 – Farmmi, Inc. (“Farmmi” or the “Company”) (NASDAQ: FAMI), an agriculture products supplier in China, today announced that it plans to hold its 2019 Annual Meeting of Shareholders on July 27, 2019, at 3:00 P.M., local time, at the Company’s office at 9th Floor, Block A, FPI, No.459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on June 21, 2019, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that June 10, 2019 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Farmmi, Inc., No. 307, Tianning Industrial Area, Lishui, Zhejiang Province, PRC 323000. Attention: Corporate Secretary. Proposals by email should be sent to farmmi@farmmi.com.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (NASDAQ: FAMI) is an agricultural products supplier, processor and retailer of Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and many other sought after agricultural products. The products sold on the Company’s Farmmi Liangpin Market include geographical indication products and other agricultural products. For further information, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

Farmmi, Inc. Ms. Fei Cai, IR Manager +86-571-87555828 farmmi@farmmi.com	David Pasquale Global IR Partners New York Office: +1-914-337-8801 FAMI@GlobalIRPartners.com